August 8, 2013

Eric Jones

President

Thunder Mountain Gold

Boise, Idaho

Dear Eric,

Thank you for the opportunity to learn about the Thunder Mountain Projects, especially the South Mountain Project. It was a pleasure working with you and Jim during this short time period. Due to personal and business commitments I must now resign from the Board of Directors effective August 8, 2013.

I certainly wish you , the management, and the directors the best in bringing all the THMG projects on line.

Sincerely,

Gary D. Babbitt

Gary Babbitt